Invest in FOLLY

Technology · Lifestyle · Real Estate · Travel and Tourism · Sustainability

Infusing Off-Grid Architecture with Authentic Hospitality.

FOLLYCOLLECTION.COM LOS ANGELES CALIFORNIA





Folly represents the integration of our personal ethos, with a focus on sustainability and understated simplicity packaged in an environmentally harmonious and premium aesthetic. In a world filled with infinite accommodation options, Folly represents an entirely unique experience where every detail blends the best of modern living with nature.

Hillary Flur Co-founder @ FOLLY

Why you may want to invest in us...

1. Under another entity, successful prototype: 95% occupancy rate at a $530 Average Daily Rate for 2yrs
2. Off-Grid Architecture : Travelers are moving away from cookie-cutter hotels and looking for unique eco-accommodations.
3. Technological Applications: Guests are expecting technology to assist in the ease of booking, in room services, and check out.
4. Localized Experiences: Travelers want to feel like a local and truly experience all that a destination has to offer.
5. Nestled in Nature: We provide the luxury to unplug, while reconnecting with your surroundings.

Why investors ❤ us

WE'VE RAISED $1,000,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Hillary Flur

Co-founder

Creating exceptional customer experiences around sustainable hospitality. Over 10+ years of managing global customer teams.



Malek Alqadi

Co-founder

Architect with my own practice based out of Los Angeles, focused on sustainability and passive design in high end residential and hospitality spaces.

In the news

Downloads

FOLLY MOJAVE PITCH DECK.pdf

The Story of Folly: While searching for accommodations we found it difficult to find a place to stay in nature that also offered a luxury experience.


PROBLEM
Limited number of quality accomdations near National Parks and Natural Reserves.
No Off-Grid architecture quality hotel brands.
Disconnecting is an important factor for guests booking accommodations.

SOLUTION

Providing reliable, elevated, eco-friendly accommodations to travelers visiting National Parks and Natural Reserves.

Localized Experiences

connect with the local culture and people.

Custom Architecture

disconnected, self sufficient and sustainable architecture.

Technology Applications

Integrate technology throughout the user experience.

COMPETITION


100% off-grid Design
Unique Architecture
Number of Boutique Hotels in the US (2018)
8,661
Off-grid Hotels:
0
Boutique Hotels in California:
10.5% of industry establishments
Personalized Hospitality
Brand Driven by Design

There are over 3 million visitors to Joshua Tree, with zero boutique hotels. You can camp, airbnb, or stay at Motel 6.

MARKET VALIDATION


3+ visitors to Joshua Tree National Park
Zero boutique hotels in Joshua Tree

VISITOR GROWTH


Weekday/Weekend Occupancy
59.8%
63.7%
75.5%
72.4%
Weekday Occ
Weekend Occ
National Park Markets
Total US

2018 Weekday Occupancy; Total U.S. and National Park Markets
Source: STR

National Park	2008 Visits	2018 Visits	Visitation Growth
Joshua Tree	1,392,446	2,942,382	111%
Arches	928,795	1,663,557	79%
Acadia	2,075,857	3,537,575	70%
Rocky Mountain	2,757,390	4,590,493	66%
Glacier	1,808,027	2,965,309	64%
Zion	2,690,154	4,320,033	61%
Grand Canyon	4,425,314	6,380,495	44%
Yellowstone	3,066,580	4,115,000	34%
Great Smoky Mountains	9,044,010	11,421,200	26%
Redlands	845,734	1,008,942	19%
Yosemite	3,431,514	4,009,436	17%
Olympic	3,081,451	3,104,455	1%

Annual Recreation Visits, Select National Parks, 2008,2018.
Source: National Park Service Visitor Use Statistics

We decided to test our theory to see if we could provide an off-grid luxury experience in Joshua Tree.


PROTOTYPE - COMPLETED 2017
ACTIVITIES OFFERED
Private Astronomer
Chef
Yoga
Park Tours
Hiking
Facials
Massages
Driver + 24/7 concierge

We were then organically picked up by every well-known architectural press.


PRESS
dwell
"A HIGH DESERT OUTPOST POWERS ITSELF" – DWELL
Traveler
"SUPER CHIC HOME DESIGNED BY L.A. BASED ARCHITECT MALEK ALQADI HAS AN OUTDOOR BEDROOM BUILT FOR THE BEST STARGAZING OF THE MILKY WAY"
– CONDE NAST
AD
"THIS DWELLING IS YOUR GATEWAY TO THE GALAXY A STARGAZING BEDROOM WITH NO CEILING, AN OPEN BATH ON THE PATIO, AND SHOWERS THAT PROVIDE GORGEOUS, EXPANSIVE VIEWS OF THE STARS ABOVE"
– ARCHITECTURAL DIGEST
News
"TOP 10 CABINS OF 2018" – APPLE NEWS
CURBED
News February 19
archdaily
dwell
COOL MATERIAL
design boom
archilovers Best Project 2018
C MAGAZINE
apartment therapy
AD
Condé Nast Traveler
INHABITAT
dezeen
uncrate
lonely planet
InsideHook

We gathered feedback from each of our guests so we can improve our offering for the next location, Folly Mojave.

PROTOTYPE GUEST REVIEWS



"Prep yourself with what "off-grid" really means and prepare yourself for an incredible visit."
– Emma / LA

"Set aside everything you know and expect in a vacation getaway and prepare yourself for an adventure."
– Dawn / NY

"Stunning. Incredible design, gorgeous touches and fantastic views. The rooftop star-gazing bed was so romantic and relaxing."
– Steve / SD

"A special place to get away and reconnect with oneself. Folly has an overall feeling of magic with its surroundings. Hillary is the most gracious host!"
– Preeti / SF



FOLLY MOJAVE PROPERTY PROXIMITY

PRIVATE ROAD
PUBLIC ROAD

Location
Wonder Valley, CA
Property Size
100 Acres
Elevation
1800'
National Parks
Joshua Tree National Park
Mojave Preserve
Death Valley National Park

Proximity

10 min	29Palms
15 min	Market
25 min	Folly JT
35 min	Joshua Tree
60 min	Palm Springs
2.5 hours	Los Angeles
2.5 hours	San Diego



+30
MOJAVE NATIONAL PRESERVE
+20
+10
FOLLY MOJAVE
FOLLY JOSHUA TREE
JOSHUA TREE, CA
JOSHUA TREE NATIONAL PARK

From Joshua Tree
Folly Cabin – 7.4 miles
Mojave – 10.9 miles

We will be building the Water Suite within the first year of construction, and depending on funding we will be building the other three within 2 years.

THE ELEMENTS



STONE

$600 / NIGHT



FIRE

$800 / NIGHT



WIND

$1000 / NIGHT



WATER

$1200 / NIGHT


STONE SUITE EXTERIOR
WATER SUITE BUILDING SECTION


WATER SUITE BIRDS EYE VIEW




SUITE INTERIORS

In addition to the unique scenery and architecture we are implementing a self-service luxury customer experience where customers can personalize each aspect of their stay.


USER EXPERIENCE
GUEST PROFILE
AMANADA S.
FOLLY
USERNAME
PASSWORD
SIGN IN
CURRENT CONDITIONS
68° F
SAT
SUN
MON
GENERAL INFORMATION
FOLLY ENERGY
480
Kilowatt Hours
747
Pounds
35%
BOOK A FOLLY
Recommended
See More

Investor Q&A

– COLLAPSE ALL

What does your company do?

We create off-grid accommodations that blends nature with everyday comforts. Our visitors are invited to combine their desire to unplug in a way that is comforting yet cohesive.

Where will your company be in 5 years?

In the next five years we plan to expand the services to high end commercial shoots, events with prestigious companies and weddings for the sophisticated couples.

Why did you choose this idea?

Folly represents the integration of our personal ethos, with a focus on sustainability and understated simplicity packaged in an environmentally harmonious and premium aesthetic. In a world filled with infinite accommodation options, Folly represents an entirely unique experience where every detail blends the best of modern living with nature.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Travelers are more aware of their carbon footprint and are searching for eco-accommodations. Millennial's (our target market) are the leading force to a sustainable travel alternative. They are valued at contributing $200 billion annually and are enthusiastically spending more on experiences.

How far along are you? What's your biggest obstacle?

We have built a prototype in Joshua Tree, CA that has proven to be successful. Our average daily rate is $535 with a 80 - 90% occupancy rate. We are in the process of building 4 more unique units and a common area on 60 acres. Currently our biggest obstacle is the funding for construction. The master plan, surveys, construction drawings and plans are already completed and the road work has been implemented for the site.

Who competes with you? What do you understand that they don't?

As the industry grows in popularity among travelers to find unique places to stay, more and more establishments have opened to fill the increasing demand. Over the five years to 2019, the number of establishments have grown an estimated 10.9% to 9,832 locations (IBISWorld). Hotels can create unique ambiances and provide trendy accommodations for younger guests, but we provide timeless hospitality for those looking to specifically disconnect without compromising on comfort or luxury.

How will you make money?

Renting accommodations, online products, onsite experiences (spa, private stargazing astronomer, weddings, venue, corporate retreats, photo shoots, video shoots, transport and more).

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Changes in consumer sentiment influence decisions that individuals make concerning expenditure on entertainment and traveling, particularly during an economic recession. The Consumer Confidence Index is expected to increase; however, given the volatility of this driver, it still remains a potential threat for our industry. Our investments in real estate mitigates potential loss as they is land and dwellings that have intrinsic value.

Financials

FOLLY has financial statements ending May 6 2020. Our cash in hand is $10,000, as of May 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $13,000/month.

At a Glance

January 1 to December 31

$153 +191%
Revenue

-$7,842 [191X]
Net Loss

$0
Short Term Debt

$0
Raised in 2020

$10,000
Cash on Hand
As of 05/12/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We create off-grid accommodations that blends nature with everyday comforts. Our visitors are invited to combine their desire to unplug in a way that is comforting yet cohesive.
In the next five years we hope to expand the services to high end commercial shoots, events with prestigious companies and weddings for the sophisticated couples.
Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Folly Mojave LLC was incorporated in the State of California in August 2018. This entity will share marketing collateral with other Folly brand entities.

Since then, we have:

- Successful Prototype: 95% occupancy rate at a $530 Average Daily Rate for the past 2 years (under a different entity with mutual ownership)

- Off-Grid Architecture : Travelers are moving away from cookie-cutter hotels and looking for unique eco-accommodations.

- Technological Applications: Guests are expecting technology to assist in the ease of booking, in room services, and check out.

- Localized Experiences: Travelers want to feel like a local and truly experience all that a destination has to offer.

- Nestled in Nature: We provide the luxury to unplug, while reconnecting with your surroundings.

Historical Results of Operations

Our company was organized in August 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $153.09 compared to the year ended December 31, 2018, when the Company had revenues of $52.61.

- *Assets.* As of December 31, 2019, the Company had total assets of $79,679.69, including $43,940.29 in cash. As of December 31, 2018, the Company had $500,041.11 in total assets, including $500,041.11 in cash.

- *Net Loss.* The Company has had net losses of $7,841.91 and net income of $41.11 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $48,000 for the fiscal year ended December 31, 2019 and $498,000 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To date, the company has been funded with $100,000 of debt (which has been repaid).

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Folly Mojave LLC cash in hand is $10,000, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 16 months.

We have purchased 100 acres of land and we are now in the construction stage of our project.

We are in the process of construction. Construction will last for 9-12 months. The cost of building one cabin (which we need to begin generating meaningful revenue) is $300,000. Once construction has been completed we will be renting out the space and generating revenue. We expect (but cannot guarantee) expenses to be $1,000 / month per cabin and we will be generating $20,000 / month per cabin in revenue.

We built a prototype cabin that generates $15,000 / month that will be contributing to the construction of Folly Mojave.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -5,122%

Gross Margin: 100%

Return on Assets: -10%

Earnings per Share: N/A

Revenue per Employee: N/A

Cash to Assets: 55%

Revenue to Receivables: ~

Debt Ratio: 60%

Folly Mojave Financials.pdf

Risks

1. The hospitality industry is very competitive. The company will face competition from other hotels as well as other vacation rentals. Even with the competition, there are no off-grid sustainable luxury accommodations in the area.

2. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. Changes in consumer sentiment influence decisions that individuals make concerning expenditure on entertainment and traveling, particularly during an economic recession. The Consumer Confidence Index is expected to increase; however, given the volatility of this driver, it still remains a potential threat for our industry.

4. Folly is a new brand in the hospitality space. With all new brands entering an industry that might not have a strong brand recognition there are risks that consumers might go with a brand they recognize and trust.

5. Although there is no location without some risk, risks are often dependent on a locale's geography. We have completed land surveys to ensure the lowest risk of a natural disaster (flood / earthquake), but there is always a risk of an unforeseen event occurring.

6. Joshua Tree National Park is the main attraction for visitors in the area. If the park were to shut down there could be a decrease in visitors. We have seen the park shut down during the government shutdown and during the Covid19 pandemic. Even with these events our current Folly cabin has remained at a 80 - 90% occupancy rate.

7. Hillary Flur and Malek Alqadi are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

8. Temporary Rule 201(z)(2) provides temporary relief from certain financial information requirements by allowing issuers to omit the financial statements required by Rule 201(t) in the initial Form C filed with the Commission. This offering has commenced in reliance of Temporary Rule 201(z)(2) and, as a result, the following must be disclosed: (i) the financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials; (ii) the investor should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision; and (iii) no investment commitments will be accepted until after such financial information has been provided.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Malek Alqadi	Principle @ Cohesion Studio	2019
Hillary Flur	Global Services Director @ AwesomeOS	2019

Officers

OFFICER	TITLE	JOINED
Malek Alqadi	Managing Member	2019
Hillary Flur	Managing Member	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Malek Alqadi	Membership Interests	50.0%
Hillary Flur	Membership Interests	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$0	Revenue Share
05/2019	$1,000,000	Loan

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Aurelian Farms LLC	05/31/2019	$1,000,000	$0	10.0%		

Related Party Transactions

None.

Use of Funds

$300,000 — 90% towards construction, 2.5% towards business development, 7.5% towards Wefunder intermediary fee

$1,070,000 — We will build 3 more cabins and use 80% towards construction, 7.5% towards business development, 5% towards hiring, 7.5% towards Wefunder intermediary fee

Capital Structure

This is an LLC with no issued units.

The Funding Portal

FOLLY is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.